/ / CHECK BOX IF NO LONGER              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    SUBJECT TO SECTION 16.
    FORM 4 OR FORM 5 OBLI-              Filed pursuant to Section 16(a) of the Securities
    GATIONS MAY CONTINUE                Exchange Act of 1934, Section 17(a) of the Public
    SEE INSTRUCTION 1(b).               Utility Holding Company Act of 1935 or Section 30(f)
/ / FORM 3 HOLDINGS REPORTED            of the Investment Company Act of 1940
/X/ FORM 4 TRANSACTIONS REPORTED
------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*|2. Issuer Name and Ticker or Trading Symbol |6. Relationship of Reporting Person(s)  |
                                        |                                            |to Issuer                               |
  MILLER,        ARTHUR            J.   |      CAI WIRELESS SYSTEMS, INC.(CWSS)      |(Check all applicable)                  |
  (Last)        (First)         (Middle)|     -----------------------------------    |____ Director         ____ 10% Owner    |
                                        |3. I.R.S. Identification   4. Statement for |_X__ Officer (give    ____ Other        |
                                        |   Number of Reporting         Month/Year   |             title          (specify    |
18 CORPORATE WOODS BOULEVARD            |   Person, if an entity        March 1999   |             below)          below)     |
              (Street)                  |    (voluntary)            5. If Amendment, |     VICE PRESIDENT AND CONTROLLER      |
                                        |                              Date of       |7. Individual or Joint/Group Reporting  |
ALBANY,           NEW YORK       12211  |                              Original      |      (check applicable line)           |
(City)               (State)    (Zip)   |                              (Month/Year)  | _X__ Form Filed by One Reporting Person|
                                        |                                            | ____ Form Filed by More than One       |
                                        |                                            |        Reporting Person                |
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                      Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------------------------------------------------------
1. Title of Security   |2. Transaction |3. Transaction  |4. Securities Acquired (A)|5. Amount of  |6. Ownership   |7. Nature of|
     (Instr. 3)        |Date (Month/   |Code (Instr. 8) |or Disposed of (D)        |Beneficially  |Form: Direct   |Indirect    |
                       |Day/Year)      |                |(Instr. 3,4 and 5)        |Owned at end  |(D) or         |Beneficial  |
                       |               |                | -----------------------  |of Issuer's   |Indirect (I)   |Ownership   |
                       |               |                |        |      |          |Fiscal Year   |(Instr. 4)     |(Instr. 4)  |
                       |               |                |        |(A) or|          |(Instr. 3     |               |            |
                       |               |                | Amount | (D)  |  Price   |and 4)        |               |            |
                       |               |                |        |      |          |              |               |            |
-------------------------------------------------------------------------------------------------------------------------------|
  None                 |               |                |        |      |          |              |               |            |
                       |               |                |        |      |          |              |               |            |
                       |               |                |        |      |          |              |               |            |
-------------------------------------------------------------------------------------------------------------------------------|




FORM 5 (continued
                            Table II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)



----------------------------------------------------------------------------------------------------------------------------------
1.Title   |2.Conver-|3.Trans- |4.Trans- |5.Number of  |6.Date          |7. Title and  |8. Price  |9. Number |10. Owner- |11. Nature|
of        |sion or  |action   |action   |Derivative   |Exercisable     |Amount of     |of Deriva-|of Deri-  |ship of    |of        |
Derivative|Exercise |Date     |Code     |Securities   |and Expiration  |Underlying    |tive      |vative    |Derivative |Indirect  |
Security  |Price of |(Month/  |(Instr.  |Acquired(A)  |Date(Month/     |Securities    |Security  |Securities|Security:  |Beneficial|
(Instr.3) |Deriva-  |Day/Year)|8)       |or Disposed  |Day/Year)       |(Instr.3      |(Instr.5) |Benefic-  |Direct (D) |Ownership |
          |tive     |         |         |of(D)        |                |and 4)        |          |ially     |or Indirect|(Inst. 4) |
          |Security |         |         |(Instr. 3,   |----------------|--------------|          |Owned at  |(I)        |          |
          |         |         |         |4 and 5)     |Date   | Expira-|      |Amount |          |End of    |(Instr. 4) |          |
          |         |         |         |-------------|Exer-  | tion   |Title |Number |          |Year      |           |          |
          |         |         |         |(A)   | (D)  |cisable| Date   |      |of     |          |(Instr.4) |           |          |
          |  ($)    |         |         |      |      |       |        |      |Shares |          |          |           |          |
----------|---------|---------|---------|------|------|-------|--------|------|------ |----------|----------|-----------|----------|
Option to |    *    |01/19/99 |  D4*    |      | 7,500|   *   |   *    |Common|  7,500|    *     |    0     |           |          |
Purchase  |         |         |         |      |      |       |        |Stock |       |          |          |           |          |
----------|---------|---------|---------|------|------|-------|--------|------|--- ---|----------|----------|-----------|----------|
Option to | $0.875  |01/19/99 |  A4**   |25,000|      |  **   |  **    |Common| 25,000|    **    |   **     |    (D)    |          |
Purchase  |         |         |         |      |      |       |        |Stock |       |          |          |           |          |
----------|---------|---------|---------|------|------|-------|--------|------|--- ---|----------|----------|-----------|----------|


Explanation of Responses:

     SEE ATTACHED PAGE.


** Intentional misstatements or omissions of facts                               /s/   Arthur J. Miller                5-13-99
   constitute Federal Criminal Violations,                                       ** Signature of Reporting Person        Date
 SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Form 5 - Statement of Changes in Beneficial Ownership
Reporting Person: Arthur J. Miller (the "Reporting Person")
CAI Wireless Systems, Inc. (the "Issuer")
Explanation of Responses

* The Reporting Person was awarded options to purchase 7,500 shares of common stock, par value $.01 per share (the "CAI Common Stock"), of CAI Wireless Systems, Inc. on October 14, 1998 pursuant to the Issuer's
Plan of Reorganization and Issuer's 1998 Stock Option Plan
(the "Option Plan"). The Reporting Person's award consists of options to purchase 1,500 shares of CAI Common Stock having an exercise price of $4.76 per share, options to purchase 1,500 shares of CAI Common Stock having an exercise price of $6.78 per share, options to purchase
1,500 shares of CAI Common Stock having an exercise price of $8.79 per share and options to purchase 3,000 shares of CAI Common Stock having an exercise price of $10.81 per share. All options granted to the Reporting Person were to vest upon the occurrence of a "Trigger Event," as defined in the Option
Plan. The options expired on the tenth anniversary of the granting thereof, provided that unvested options lapse and expire to the extent of 50% thereof after the 18-month anniversary of the granting thereof and 100% thereof lapse and expire after the 24-month anniversary of the granting thereof. On January 19, 1999, Reporting Person surrendered these options in exchange for options to purchase 25,000 shares of CAI Common Stock, more fully described below.

**   On January 19, 1999, the Reporting Person was awarded options to purchase
25,000 shares of CAI Common Stock under the Option Plan. These options have an exercise price of $0.875 per share and vest on the earlier to occur of (i) the 120{th} day following the earlier to occur of (a) a change of control of Issuer, and (b) the relocation of Issuer's accounting department from Chadds Ford, PA to a location identified by the Issuer's Board of Directors, which relocation shall include the maintenance of, through retention or new hiring, of an accounting staff that, in the opinion of the Audit Committee of the Issuer's Board of Directors, is sufficient to perform the day-to-day accounting duties necessary for the operation of the business of Issuer, and the timely filing of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999 with the SEC, and (ii)(a) to the extent of one-half of the options when the average trading price of Issuer's common stock has been at or above $12.82 per share for 60 consecutive trading days, or (b) in whole, when the average trading price of Issuer's common stock has been at or above $19.23 per share for 45 consecutive trading days. The options expire on the tenth anniversary of the granting thereof, provided that unvested options lapse and expire to the extent of 50% thereof after the 18-month anniversary of the granting thereof and 100% thereof lapse and expire after the 24-month anniversary of the granting thereof.